EXHIBIT 99.35

Emerald Health Therapeutics Outlines Production and Processing Advancements

VICTORIA, British Columbia, Aug. 06, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) today provided updates on its various cultivation and processing initiatives.

“With the first 1.1 million square foot (25 acre) greenhouse of our Pure Sunfarms joint venture now in full production and producing material net income and the second 1.1 million square foot greenhouse being converted for operation in 2020, we are now focused on finishing construction, licensing, and operational scaling of commercial cultivation and post-harvest processing in our other facilities and with third-party service providers, and have recently had multiple accomplishments to report,” said Riaz Bandali, Chief Executive Officer of Emerald. “These initiatives build out our cultivation and manufacturing platform and provide a foundation for our Cannabis 2.0 product development activities that we are continuing to advance.”

Organic greenhouse operation launched with receipt of preliminary municipal permit; organic cannabis outdoor planting completed in Metro Vancouver

Emerald has received its preliminary municipal permit for its organic cannabis operation in Metro Vancouver, BC, enabling it to immediately occupy and operate in its first purpose-built 78,000 square foot state-of-the-art greenhouse. As announced on June 24, 2019, Emerald previously received its Health Canada cultivation license for this site, which is equipped for cultivation, trimming, drying and bulk bagging of cannabis. The plan for this 20-acre operation includes 156,000 square feet in two greenhouses, employing state-of-the-art design and equipment, and 12 acres (~500,000 square feet) of outdoor cultivation, with the goal to produce over 20,000 kg of cannabis flower each year.

This operation is planned to organically grow proprietary cannabis strains for sale as packaged dried flower and as extracted value-added products in its greenhouses and to produce organic cannabis mainly for extraction from its outdoor cultivation.

Summary and status of this operation:

Greenhouse 1

  Greenhouse construction is complete and capital expenditures are essentially fully paid
  Initial Health Canada cultivation license allows production in 15,000 square feet of this facility; this area will initially be used to grow mother plants
  Emerald has submitted an amendment request to Health Canada to expand production to the remaining 61,000 square feet
  This greenhouse is expected to be fully planted in the third quarter.

Greenhouse 2

  Construction of the second 78,000 square foot greenhouse is advanced, with the bulk of the capital expenditures paid
  This greenhouse is expected to be in full production by early 2020.

Outdoor

  Recently received license amendment from Health Canada for outdoor cannabis cultivation on 12 acres of this site
  Completed the planting of 45,000 organic cannabis seedlings on the outdoor area on August 1st
  Expect first crop of outdoor cannabis flower to be harvested in Q3 2019
  Emerald is one of the few Canadian licensed producers licensed by Health Canada to cultivate cannabis outdoors this year. In the 2019 outdoor growing season, Emerald will be growing for commercial purposes but will in particular assess cultivars and cultivation and harvesting techniques that would support the future potential scale-up of reliable, quality, and low-cost cannabis.

Indoor Quebec operation launched: full licensing expected in Q3

Emerald has submitted to Health Canada its final evidence package for its 88,000 square foot Verdélite indoor production and processing facility in St. Eustache, Quebec. Its intent is to utilize the high degree of control allowed in this fully indoor operation to cultivate premium cannabis from its own proprietary strains for sale as packaged dried flower and as extracted value-added products.

Emerald has dedicated a significant area in the Verdélite facility to create an advanced post-harvest processing capability. Packaging equipment able to handle up to 36,000 kg of dried flower annually is operating and being scaled toward full capacity. It is planning to have approximately 10,000 kg of annual extraction capacity operational in the fourth quarter of this year to augment and expand Emerald’s existing extraction capacity in Victoria, BC. Emerald’s intent is that the Quebec operation will play an instrumental role in value-added cannabis product manufacturing to serve the market with an expanded product spectrum allowable under the “edibles” or Cannabis 2.0 legislation that will launch Canada-wide at year end.

Summary and status of this operation:

  About 25,000 square feet is currently licensed for production by Health Canada, with about 6,000 square feet being used for cultivation
  Upon receiving approval of the license amendment, Emerald aims to expand cultivation to approximately 40,000 square feet.

Large-scale CBD extraction and softgel encapsulation: final evidence package near submission

Within the next weeks, Emerald’s strategic manufacturing partner, Factors R&D Technology Inc., will submit its final evidence package to Health Canada to license a segregated and secure portion of one of its natural health product manufacturing facilities for the extraction and encapsulation of CBD from hemp. The facility being prepared for CBD production has an annual processing capacity of 1 million kg of hemp biomass extraction and 600 million units of softgel encapsulation.

Separately, Emerald has contracted to buy approximately 1,200 acres of Canadian-grown hemp for the 2019 growing season and intends to process this harvest, along with its 2018 stored hemp harvest, through the Factors’ facility on a cost-plus basis.

This planned Factors hemp extraction capacity is complemented by Emerald’s additional contract relationships with third-party extraction service providers. It is also working to significantly expand extraction capacity in Quebec to complement its existing extraction capacity in Victoria, BC.

With these resources in hand, Emerald has announced in recent months the launch and provincial purchases of its new high-potency SYNC 25 CBD oil in British Columbia, Alberta, and Saskatchewan. In the last week of July, Emerald made a second shipment of SYNC 25 to BC.

Capital commitments

Emerald has had a credit facility in place with Emerald Health Sciences, its largest shareholder, since August 25, 2015. This facility is structured to provide a revolving loan in the form of a demand promissory note at an interest rate of 12% per annum. Emerald has currently drawn down on this facility in the amount of $9.7 million.

Emerald has also adjusted the payment terms of its purchase agreement with the vendors of its Quebec operation, Agro-Biotech, now called Verdélite. With $9 million owing, Emerald will pay $1 million per month from August through November and a final payment of $5 million in December, plus interest on the amount accruing at a rate of 10% per annum from May 31, 2019.

Emerald’s obligation to Pure Sunfarms, triggered by the joint venture’s recent exercising of its option to acquire the 1.1 million square foot (25 acre) Delta 2 greenhouse (adjacent to its existing Delta 3 1.1 million square foot greenhouse in Delta, BC), which exercise was fully supported by Emerald, was $25 million. To date, Emerald has paid Pure SunFarms approximately $12.5 million of its $25 million commitment. The balance of roughly $12.5 million is payable as Pure Sunfarms gradually makes construction and equipment procurement commitments for the D2 conversion project and is expected to be substantially paid by the end of 2019.

Emerald also has a shareholder loan agreement with Pure Sunfarms, which was initially entered into on July 5, 2018, whereby Emerald provided $13,000,000 to Pure Sunfarms. The loan amount bears interest at the rate of 6.2% per annum, calculated annually, and is payable upon demand. While operating cash flow from Pure Sunfarms is initially intended to be used for the buildout of Delta 2, Emerald expects that repayment of the loaned funds will contribute to its cash flow potentially as soon as the fourth quarter of 2019, although the precise timing of repayment of this demand loan is not yet certain.

Options grant

Mr. Riaz Bandali, the recently appointed CEO of Emerald, has been granted options to acquire up to 360,000 common shares at an exercise price of $1.92 with 25% of the options vesting immediately and 25% each year thereafter.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products, with strategic initiatives focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and softgel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia has reached its full run-rate annual production of approximately 75,000 kg in its first 1.1 million square foot greenhouse Delta 3 operation; a second 1.1 million square foot greenhouse is planned to be in full production by the end of 2020. Emerald’s two wholly-owned facilities in Québec, a high-quality indoor growing and processing facility, and in British Columbia, an organic greenhouse and outdoor operation, are completing construction and are working toward final licensing extension. Emerald has also contracted for approximately 1,200 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; obtaining additional cultivation licenses and other permits; production at various facilities; receipt of hemp deliveries; entering into of strategic agreements; payments of amounts owed to and owed by Emerald; transplanting crops; obtaining final municipal approvals; assessment of cultivation and harvesting techniques; scale up of reliable, quality low-cost cannabis; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.